SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                         AMENDMENT NO. 1

                               TO

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Entergy Power Edesur Holding, Ltd.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

   Laurence M. Hamric, Esq.        Frederick F. Nugent, Esq.
   Associate General Counsel       General Counsel
   Entergy Services, Inc.          Entergy Enterprises, Inc.
   639 Loyola Avenue               Parkwood 2
   New Orleans, Louisiana 70113    10055 Grogan's Mill Road
                                   The Woodlands, TX 77380

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that, by virtue of the sale by Entergy of its entire indirect ownership interest in Entergy Power Edesur Holding Ltd. to Perez Companc S.A. and its subsidiary, Perez Companc International, Entergy Power Edesur Holding Ltd. relinquishes its status as a "foreign utility company" within the meaning of Section 33 of the Act.






                           SIGNATURES

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                              By:      /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Secretary


Dated:  July 12, 1999